EXHIBIT 99.1

NewsRelease

TC Energy to host inaugural ESG Forum

Calgary, Alberta – June 8, 2022 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy) will host an Environmental, Social and Governance (ESG) Forum on Tuesday, June 14, 2022.

François Poirier, President & CEO, and other leaders will highlight the company’s differentiated approach to incorporating ESG as a strategic driver.

The event is scheduled from 6:00 a.m. to 7:45 a.m. MDT (8:00 a.m. to 9:45 a.m. EDT). A live webcast of the event will be available through the Investors section of TC Energy’s website at Events and Presentations - ESG Forum 2022.

The webcast will also be posted online for replay following the event. The presentation materials and webcast link will be available the morning of the event at Events and Presentations - ESG Forum 2022.

About TC Energy
We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re taking action to make that energy more sustainable and more secure. We’re innovating and modernizing to reduce emissions from our business. And, we’re delivering new energy solutions – from natural gas and renewables to carbon capture and hydrogen – to help other businesses and industries decarbonize too.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Jaimie Harding / Suzanne Wilton
media@tcenergy.com
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
Gavin Wylie / Hunter Mau
investor_relations@tcenergy.com
403-920-7911 or 800-361-6522